

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-mail
Howard W. Lutnick
Chairman and Chief Executive Officer
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

Re: BGC Partners, Inc.
Supplemental Response to Registration Statement on Form S-3
Filed July 11, 2011
File No. 333-175034

Dear Mr. Lutnick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Cantor may satisfy its share delivery obligation under the distribution rights agreement by purchasing additional shares in the future. Please confirm to us that the shares to be offered pursuant to this prospectus are already outstanding, or will be issued upon conversion of already outstanding BCG Partners securities, and are owned directly or indirectly by Cantor or the individual selling stockholders.

2. Please revise the prospectus to clarify that you will name in a prospectus supplement any additional individual selling stockholders to the extent they direct Cantor, pursuant to the terms of the distribution rights agreement, to sell Class A common stock on their behalf pursuant to this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

Cc: Caroline A. Koster (BGC Partners, Inc.)
       Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)